Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 July 17, 2013

Buffered Accelerated Return Equity Securities (BARES)

BARES offer a return linked to the performance of the underlying(s) with leverage on the upside, subject to a return cap, if applicable, and a buffer on the downside.

Overview

Buffered Accelerated Return Equity Securities (the “securities”) provide a return linked to the performance of the individual underlying(s) (the individual underlying or, in the case of multiple underlyings, the lowest performing of the underlyings, the “underlying”). The securities offer a leveraged participation in the appreciation, if any, of the underlying from its initial level to its final level. In some cases, the securities are subject to an underlying return cap on this leveraged upside participation. Alternatively, the securities may instead offer a fixed payment percentage if the underlying appreciates. Additionally, the securities provide a buffer if the underlying has depreciated at maturity. If the final level of the underlying has depreciated from its initial level but by not more than the buffer amount, the investor will be entitled to receive an amount equal to the principal amount. If the final level of the underlying has depreciated by more than the buffer amount from its initial level, the investor will be exposed on a one-for-one basis to the depreciation of the underlying beyond the buffer amount and will receive less than 100% of the principal amount. Any payment on the securities is subject to the ability of Credit Suisse AG (“Credit Suisse” or the “Issuer”) to pay its obligations as they become due.

Underlyings:

The security can be linked to one or more of the following classes of underlyings:

■ Indices	■ Exchange Traded Funds	■ Single Stocks
■ Baskets	■ Exchange Rates	■ Commodities

Sample Return Profile at Maturity*

If the final level of the Underlying is equal to or greater than its initial level, the investor will be entitled to receive principal amount of securities multiplied by (1 + the lesser of (i) the Underlying Return Cap and (ii) percentage change in the Underlying from the initial level to the final level multiplied by the Upside Participation Rate).

If the final level of the Underlying is less than the initial level by not more than the Buffer Amount, the investor will be entitled to receive the principal amount of securities.

If the final level of the Underlying is less than the initial level by more than the Buffer Amount, the investor will be entitled to receive the principal amount of the securities multiplied by (1 + [percentage change in the Underlying from the initial level to the final level + Buffer Amount]).

Sample Terms*

Underlying: Russell 2000® Index (RTY)

Term: 3 Years

Buffer Amount: 10%

Upside Participation Rate: 200%

Underlying Return Cap: 30%

Hypothetical Redemption Amounts at Maturity*
Assuming the Sample Return Profile and Sample Terms above, this table represents the hypothetical redemption amounts payable at maturity on a $1,000 investment in the securities for a hypothetical range of performance of the Underlying:
Principal Amount of Securities	Percentage Change in Underlying Level	Return on the Securities	Redemption Amount
$1,000	50%	30%	$1,300
$1,000	40%	30%	$1,300
$1,000	30%	30%	$1,300
$1,000	20%	30%	$1,300
$1,000	15%	30%	$1,300
$1,000	10%	20%	$1,200
$1,000	5%	10%	$1,100
$1,000	0%	0%	$1,000
$1,000	-5%	0%	$1,000
$1,000	-10%	0%	$1,000
$1,000	-15%	-5%	$950
$1,000	-20%	-10%	$900
$1,000	-30%	-20%	$800
$1,000	-40%	-30%	$700
$1,000	-50%	-40%	$600

* The sample terms herein are hypothetical and the actual terms will vary depending on the relevant terms of the specific securities. The Issuer has no obligation to issue the securities described herein.

Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 July 16, 2013
$1,000	-40%	-30%	$700
$1,000	-50%	-40%	$600

Financial Products

Structured Products

Potential Upside

■	The securities entitle an investor to receive a return at maturity that is based on the leveraged participation in the appreciation, if any, of the underlying to which it is linked, subject in some cases to an underlying return cap. It also features a buffer against the depreciation, if any, of the underlying at maturity.
■	In lieu of an upside participation rate, some securities offer a fixed payment percentage if the underlying appreciates, irrespective of the extent of such appreciation

Potential Downside

■	If the underlying depreciates by more than the buffer amount at maturity, the investor will be fully exposed to the depreciation of the underlying beyond the buffer amount.
■	If the securities are subject to an underlying return cap or provide for a fixed payment percentage, the payment on the securities will be capped at a certain level regardless of the appreciation in the underlying, which may be significant.
■	The securities do not pay interest.

Summary of Selected Product Risks

■	The securities do not guarantee any return of the principal amount. If the final level of the underlying is less than the initial level by more than the buffer amount, the investor will lose 1% of the principal for each 1% decline in the final level of the underlying from its initial level beyond the buffer amount.
■	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
■	The securities do not pay interest.
■	The securities are fully exposed to the risk of fluctuations in the level of the underlying. In the case of multiple underlyings, the amount payable at maturity will be based on the depreciation or appreciation of the lowest performing underlying alone.
■	The securities will not pay more than the underlying return cap or fixed payment percentage, as applicable regardless of the appreciation of the underlying.
■	Credit Suisse currently anticipates that the value of the securities on the trade date will be less than the price the investor pays for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities. Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
■	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but it is not required to do so. The price at which the investor may be able to trade the securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities.
■	The value of the securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades in the Issuer’s credit ratings, may be a contributing factor.
■	Holders of the securities will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the underlyings, if any.
■	Credit Suisse and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities, and may have economic interests adverse to the investor.
Disclaimer

The risks set forth in the section entitled “Summary of Selected Product Risks” herein are only intended as a summary of the risks relating to an investment in the securities. Prior to investing in any securities you should, in particular, review the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section in the applicable product supplement which set forth risks related to an investment in the securities.

IRS Circular 230 Disclosure: Credit Suisse AG and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction outside the United States where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse AG or its subsidiaries or affiliates to any registration or licensing requirement within such jurisdiction.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as sales prior to maturity could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

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